SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                            (Amendment No. 1)

                     ITT Educational Services, Inc.
---------------------------------------------------------------------
                            (Name of Issuer)


                              Common Stock
---------------------------------------------------------------------
                     (Title of Class of Securities)


                               45068B 10 9
---------------------------------------------------------------------
                             (CUSIP Numbers)


           Richard S. Ward, Esq.        ITT Corporation
           (212) 258-1327               1330 Avenue of the Americas
                                        New York, NY 10019
---------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                             Not Applicable
          -----------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement
[ ]. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   (Continued on following page(s))




                          Page 1 of 9 Pages

                             SCHEDULE 13D

CUSIP No.  45068B 10 9
-----------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       ITT Corporation  88-0340591
------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
------------------------------------------------------------------------
   3   SEC USE ONLY

------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
                            NOT APPLICABLE
------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                              [  ]
------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Nevada
------------------------------------------------------------------------
                  7    SOLE VOTING POWER
   NUMBER OF               22,500,000  1/ [FN]
     SHARES       ------------------------------------------------------
  BENEFICIALLY    8    SHARED VOTING POWER
    OWNED BY                   -0-
      EACH        ------------------------------------------------------
   REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON                22,500,000  1/
      WITH        ------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                               -0-
------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          22,500,000  1/
------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                             [  ]
------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       83.3%
------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       HC
------------------------------------------------------------------------
             *SEE INSTRUCTIONS BEFORE FILLING OUT!

[FN]

---------------
 1/ On March 22, 1996, the Issuer declared a three-for-two stock split of the Common Stock and on October 8, 1996, the Issuer again declared a three-for-two stock split of the Common Stock.






                           Page 2 of 9 Pages

                    Amendment No. 1 to Schedule 13D

     ITT Corporation, a Nevada corporation (formerly known as ITT Destinations, Inc., "ITT"), hereby amends and supplements its statement on Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock"), of ITT Educational Services, Inc., a Delaware corporation (the "Issuer" or "ESI"), as originally filed with the Securities and Exchange Commission on October 17, 1995. ITT was formerly a wholly owned subsidiary of ITT Corporation, a Delaware corporation (which has since been reincorporated in Indiana and changed its name to ITT Industries, Inc., "Old ITT"). On December 19, 1995, Old ITT distributed to its stockholders all of the outstanding common stock of ITT. The Schedule 13D of ITT is hereinafter referred to as the "Statement."
































                           Page 3 of 9 Pages

Item 2. Identity and Background.
        ------------------------

     Item 2 of the Statement is hereby amended to read in its entirety as follows:

     "The person filing this statement is ITT Corporation, a Nevada corporation ("ITT"), whose principal business office is located at 1330 Avenue of the Americas, New York, NY 10019-5490. On September 29, 1995, ITT succeeded to the interests of ITT Corporation, formerly a Delaware corporation and now known as ITT Industries, Inc., an Indiana corporation ("Old ITT"), in the beneficial ownership of 83.3% of the Common Stock, par value $.01 per share (the "Common Stock"), of the Issuer, as part of the division of Old ITT's businesses among itself and two wholly-owned subsidiaries (including ITT) and distribution of all the outstanding common stock of ITT and the other subsidiary to the shareholders of Old ITT, which occurred on December 19, 1995. ITT is a global enterprise engaged, through its subsidiaries, in the hotel and gaming, sports and entertainment and information services business.

     For information concerning the directors and executive officers of ITT, see Schedule A.

     ITT has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years, nor, to the best knowledge and belief of ITT, has anyone listed in the attached Schedule A been convicted in such a proceeding.

     To the best knowledge and belief of ITT, during the past five years none of ITT or anyone listed on the attached Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

Item 3: Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

     Item 3 of the Statement is hereby amended to read in its entirety as follows:

     "On September 29, 1995, 10,000,000 shares of the Issuer's Common Stock were contributed by Old ITT to ITT in contemplation of a division of the businesses of Old ITT in which ITT succeeded to all of Old ITT's interests in its hospitality, gaming, entertainment and information services businesses (of which the Issuer is a part). There was no consideration paid for the shares. On both March 22, 1996 and on October 8, 1996, the Issuer declared three-for-two stock splits of the Common Stock, which resulted in ITT owning 22,500,000 shares of Common Stock."

Item 4. Purpose of Transaction.
        -----------------------

     Item 4 of the Statement is hereby amended to read in its entirety as follows:

     "The Securities reported on herein were acquired through the contribution described in Item 3.





                           Page 4 of 9 Pages

     On January 31, 1997, a subsidiary of Hilton Hotels Corporation ("Hilton") announced a tender offer (the "Offer") for approximately 50.1% of the outstanding shares of ITT's common stock. Hilton has also announced that, if the Offer succeeds, it will merge ITT with Hilton or a subsidiary of Hilton (such merger, together with the Offer, the "Hilton Transaction"). The Board of Directors of ITT subsequently unanimously determined that the Hilton Transaction is inadequate and not in the best interests of ITT. The Board of Directors of ITT concluded that the interests of ITT and its stockholders would be best served if ITT were to remain an independent company. In light of the Board's decisions, management of ITT, together with ITT's advisors, are continuing to refine ITT's strategic plan, which focuses on lodging and gaming, and are actively exploring opportunities to enhance the value of ITT. As part of this process, the Board of Directors of ITT authorized ITT's management to take steps to monetize or otherwise realize the value of non-core assets. As a result, ITT is exploring possible transactions to dispose of some or all of the Common Stock of ESI held by ITT."

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

     Item 5 of the Statement is hereby amended to read in its entirety as follows:

     "ITT owns 22,500,000 shares (83.3%) of the Issuer's outstanding
Common Stock.

     ITT has sole power with respect to the voting and disposition of such securities.

     There have been no transactions by ITT in the securities of the Issuer during the past sixty days.

     To the best knowledge of ITT, no executive officer or director of ITT, except as indicated on Schedule A, (a) owns any shares of the Issuer's Capital Stock; (b) has a right to acquire shares of the Issuer's Capital Stock; or (c) has engaged in any transaction in the Issuer's Capital Stock during the past sixty days."

Item 6. Contracts, Arrangements, Understandings or Relationships
        --------------------------------------------------------
        with Respect to Securities of the Issuer.
        -----------------------------------------

     Item 6 of the Statement is hereby amended to read in its entirety as follows:

     "The Issuer's Board of Directors includes three non-employee directors of ITT and three executive officers of ITT, all of whom were nominated or designated by ITT or Old ITT to serve on such Board."
















                           Page 5 of 9 Pages

                               Signature
                               ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:  March 14, 1997


                                        ITT CORPORATION,

                                          by

                                        /s/ Elizabeth A. Tuttle
                                        -----------------------------------
                                          Elizabeth A. Tuttle
                                        Senior Vice President and Treasurer
























                           Page 6 of 9 Pages

                                                                   SCHEDULE A

             Schedule A of the Statement is hereby amended
         and supplemented by deleting it in its entirety and
                      substituting the following:

                       Directors and Executive Officers
                       --------------------------------

                            IDENTITY AND BACKGROUND

Directors and                                Principal Occupation
Executive Officers      Business Address        or Employment      Citizenship
------------------      ----------------        -------------      -----------

Bette B. Anderson    1020 19th Street N.W.         President            U.S.
   (a Director of         Suite 800            Kelly, Anderson,
   ITT)              Washington, D.C. 20036        Pethick &
                                                Associates, Inc.
                                             1020 19th Street, N.W.
                                                   Suite 800
                                             Washington, D.C. 20036

     Mrs. Bette B. Anderson is the beneficial owner of 2,025 shares of ITT Educational Services, Inc. common stock; all purchased prior to May 21, 1996. 2/ [FN]

Rand V. Araskog        1330 Avenue of the      Chairman and Chief       U.S.
   (a Director of           Americas               Executive
   ITT)                   New York, NY          ITT Corporation
                           10019-5490          1330 Avenue of the
                                                    Americas
                                            New York, NY 10019-5490

     Mr. Rand V. Araskog is the beneficial owner of 30,000 shares of ITT Educational Services, Inc. common stock; all purchased prior to November 30, 1996. The number of shares includes 10,000 shares of ITT Educational Services, Inc. common stock owned by Mrs. Araskog. 2/

Nolan D. Archibald    701 East Joppa Road   Chairman, President and     U.S.
   (a Director of       Towson, MD 21204    Chief Executive Officer
   ITT)                                        The Black & Decker
                                                  Corporation
                                              701 East Joppa Road
                                                Towson, MD 21204

Robert A. Bowman       1330 Avenue of the        President and          U.S.
   (a Director of           Americas        Chief Operating Officer
  ITT)                    New York, NY          ITT Corporation
                           10019-5490          1330 Avenue of the
                                                    Americas
                                            New York, NY 10019-5490

Peter G. Boynton       3800 Howard Hughes    Senior Vice President      U.S.
                            Parkway             ITT Corporation
                           Suite 1600         President and Chief
                      Las Vegas, NV 89109          Executive
                                               Officer of Caesars
                                                  World, Inc.
                                               3800 Howard Hughes
                                                    Parkway
                                                   Suite 1600
                                              Las Vegas, NV 89109
[FN]
--------
     2/ The number of shares reflect the three-for-two stock splits of the common stock declared by the Issuer On March 22, 1996 and again on October 8, 1996.

                          Page 7 of 9 Pages

Directors and                                Principal Occupation
Executive Officers      Business Address        or Employment      Citizenship
------------------      ----------------        -------------      -----------

Robert A. Burnett      1716 Locust Street         Chairman and          U.S.
   (a Director of        Des Moines, IA     Chief Executive Officer
   ITT)                    50309-3023              (Retired)
                                              Meredith Corporation
                                               1716 Locust Street
                                                 Des Moines, IA
                                                   50309-3023

Juan C. Cappello       1330 Avenue of the    Senior Vice President,      U.S.
                            Americas                Director
                          New York, NY       of Corporate Relations
                           10019-5490           ITT Corporation
                                               1330 Avenue of the
                                                    Americas
                                            New York, NY 10019-5490

     Mr. Juan C. Cappello is the beneficial owner of 450 shares of ITT Educational Services, Inc. common stock; all purchased prior to March 3, 1995. 2/

Gerald C. Crotty       1330 Avenue of the    Senior Vice President      U.S.
                            Americas            ITT Corporation
                          New York, NY         1330 Avenue of the
                           10019-5490               Americas
                                            New York, NY 10019-5490

Jon F. Danski          1330 Avenue of the    Senior Vice President      U.S.
                            Americas             and Controller
                          New York, NY          ITT Corporation
                           10019-5490          1330 Avenue of the
                                                    Americas
                                            New York, NY 10019-5490

Nicholas J. Glakas    1600 M. Street, N.W.   Senior Vice President      U.S.
                     Washington, D.C. 20036     ITT Corporation
                                              1600 M Street, N.W.
                                             Washington, D.C. 20036

Paul G. Kirk, Jr.    One Post Office Square        Of Counsel           U.S.
   (a Director of       Boston, MA 02109      Sullivan & Worcester
   ITT)                                      One Post Office Square
                                                Boston, MA 02109

General Edward C.     7525 Colshire Drive           Chairman            U.S.
Meyer                McLean, VA 22102-7400      Mitretek Systems
(Ret.)                                        7525 Colshiire Drive
   (a Director of                            McLean, VA 22102-7400
   ITT)

Ralph W. Pausig        1330 Avenue of the    Senior Vice President      U.S.
                            Americas            ITT Corporation
                          New York, NY         1330 Avenue of the
                           10019-5490               Americas
                                            New York, NY 10019-5490

Dr. Benjamin F.       Tuskegee University          President            U.S.
Payton                 Kresge Center, 3rd     Tuskegee University
   (a Director of            Floor          Kresge Center, 3rd Floor
   ITT)                Tuskegee, AL 36083      Tuskegee, AL 36083

[FN]
--------
      2/ The number of shares reflect the three-for-two stock splits of the common stock declared by the Issuer on March 22, 1996 and again on October 8, 1996.

                           Page 8 of 9 Pages

Directors and                                Principal Occupation
Executive Officers      Business Address        or Employment      Citizenship
------------------      ----------------        -------------      -----------

Ann N. Reese           1330 Avenue of the        Executive Vice         U.S.
                            Americas             President and
                          New York, NY      Chief Financial Officer
                           10019-5490           ITT Corporation
                                               1330 Avenue of the
                                                    Americas
                                            New York, NY 10019-5490

Elizabeth A. Tuttle    1330 Avenue of the    Senior Vice President      U.S.
                            Americas             and Treasurer
                          New York, NY          ITT Corporation
                           10019-5490          1330 Avenue of the
                                                    Americas
                                            New York, NY 10019-5490

Richard S. Ward        1330 Avenue of the        Executive Vice         U.S.
                            Americas           President, General
                          New York, NY       Counsel and Corporate
                           10019-5490              Secretary
                                                ITT Corporation
                                               1330 Avenue of the
                                                    Americas
                                            New York, NY 10019-5490

Daniel P. Weadock       60 State Street      Senior Vice President      U.S.
                        Boston, MA 02109        ITT Corporation
                                                 President and
                                            Chief Executive Officer
                                            ITT Sheraton Corporation
                                                60 State Street
                                                Boston, MA 02109

Vin Weber               888 16th St. NW             Partner             U.S.
   (a Director of    Washington, D.C. 20006 Clark & Weinstock, Inc.
   ITT)                                         888 16th St. NW
                                             Washington, D.C. 20006

     Mr. Vin Weber is the beneficial owner of 2,250 shares of ITT
     Educational Services, Inc. common stock; all purchased prior to January 13, 1995. 2/ [FN]

Margita E. White       1776 Massachusetts          President            U.S.
   (a Director of         Avenue, N.W.        The Association for
   ITT)                    Suite 310                Maximum
                     Washington, D.C. 20036 Service Television, Inc.
                                               1776 Massachusetts
                                                  Avenue, N.W.
                                                   Suite 310
                                             Washington, D.C. 20036

     Mrs. Margita E. White is the beneficial owner of 2,250 shares of ITT Educational Services, Inc. common stock; all purchased prior to February 11, 1995. 2/

Kendrick R. Wilson    30 Rockefeller Plaza     Managing Director        U.S.
III (a Director of     New York, NY 10020   Lazard Freres & Co. LLC
     ITT)                                     30 Rockefeller Plaza
                                               New York, NY 10020
[FN]
--------
     2/ The number of shares reflect the three-for-two stock splits of the common stock declared by the Issuer on March 22, 1996 and again on October 8, 1996.

                           Page 9 of 9 Pages